March 15, 2006
VIA EDGAR and FACSIMILE
Mail Stop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Tara Harkins

Re:	OmniVision Technologies, Inc.
Form 10-K for Fiscal Year Ended April 30, 2005
Forms 10-Q for the Quarters Ended July 31, 2005 and October 31, 2005
File No. 000-29939
Dear Ms. Harkins,
     We write in response to comments from the staff of the Securities and Exchange commission (the “Staff”) received by facsimile dated January 26, 2006 relating to the Company’s Form 10-K for the Company’s fiscal year ended April 30, 2005 and Forms 10-Q for the Company’s quarters ended July 31, 2005, and October 31, 2005.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed thereto in the Form 10-K or Form 10-Q, as applicable.
* * * * * * * *
Form 10-K for the Fiscal Year Ended April 30, 2005
Consolidated Financial Statements, page 52
Consolidated Statement of Operations, page 56
1. In future filings, revise your consolidated statements of income to include the non-cash stock-based compensation in the same lines as cash compensation paid to the same employees. You may parenthetically note to the appropriate income statement line items the amount of expense related to share-based payment arrangements included in specific line items in the financial statements. Refer to guidance provided in SAB Topic 14-F.

Securities and Exchange Commission
Re: OmniVision Technologies, Inc.	March 15, 2006
The Company acknowledges the staff’s comments and in future filings will include non-cash stock-based compensation, if any, in the same line as cash compensation paid to the same employees.
Notes to Consolidated Financial Statements, page 59
Note 1. OmniVision and Summary of its Significant Accounting Policies, page 59
-Short-term Investments, page 61
2. We note that you have classified your auction rate securities that mature after 30 years as short-term investments at April 30, 2005 and 2004. Since your auction rate securities have long-term maturity dates and there is no guarantee that you will be able to liquidate the holdings, there securities do not meet the definition of cash equivalents as provided in paragraphs 8 and 9 of SFAS 95. These securities should be presented on the balance sheet as current or non-current assets in accordance with the guidance in ARB 43, Chapter 3A, Working Capital — Current Assets and Current Liabilities. In future filings, please revise to classify these securities as non-current investments or tell us why you believe your presentation is appropriate.
The Company’s short-term investments, which are classified as available-for-sale securities, are invested in high-grade corporate securities, municipal bonds and notes and government debt securities maturing in twelve months or less from the date of purchase. These investments are reported at fair value. Unrealized gains or losses are recorded in stockholders’ equity and included in accumulated other comprehensive loss. Declines in value judged to be other than temporary are recorded in operations at the time such judgment was made. Even though the stated maturity dates of these investments are one year or more beyond the balance sheet dates, we have classified all marketable investments, including auction rate securities as short-term investments.
In accordance with Accounting Research Bulletin No. 43, Chapter 3A, “Working Capital-Current Assets and Current Liabilities,” we view our available-for-sale portfolio as available for use in our current operations. Based upon historical experience in the financial markets as well as our specific experience with these investments, we believe there is a reasonable expectation of completing a successful auction within the subsequent twelve-month period. During our history of investing in these securities, we have not been unable to sell our holdings of these investments. Accordingly, we believe that the risk of non-redemption of these investments within a year to be minimal.
In future filings, the Company will amend its accounting policy footnote for short term investments to describe with more specificity its classification of auction rate and other securities with maturities in excess of one year.

Securities and Exchange Commission
Re: OmniVision Technologies, Inc.	March 15, 2006
Item 9A. Controls and Procedures, page 83
-Management’s Consideration of Prior Restatements, page 84
3. We note your identified material weakness related to internal controls over revenue recognition and financial reporting in connection with the restatement of your financial results for the quarters ended July 31, 2003, October 31, 2003, and January 31, 2004. Tell us and revise in future filings to disclose the specific steps you have taken to remediate the material weakness identified related to your internal controls over financial reporting and revenue recognition. For instance, please specifically discuss the areas of improvements that you have made to strengthen your revenue recognition review control procedures. Include discussions of when you expect all improvements and corrective actions will be implemented and what actions you are taking in the interim to mitigate the weaknesses in the controls.
The Company respectfully advises the Staff that the specific measures taken to remediate the material weakness identified related to our internal controls over financial reporting and revenue recognition were disclosed in the Company’s Form 10-K for the (affected) fiscal year ended April 30, 2004. These measures include:
•	Working in cooperation with the distributor who did not report resales of our CameraChips on a timely basis to receive sell-through data from such distributor for the full quarterly period.

•	Additional training of our sales and marketing staff and our financial reporting and accounting staff to be particularly attentive to reviewing distributor reports to prevent revenue recognition errors from occurring.

•	Additional training of our sales and marketing staff and our financial reporting and accounting staff as to be particularly attentive to the terms of purchase orders, including matters related to title transfer, risk of loss and related shipping terms, to prevent revenue recognition errors from occurring.

•	Augmenting our internal control and financial reporting staff, both domestically and abroad, to help ensure that we can adequately meet our financial reporting responsibilities as our business continues to grow.

•	Improving the documentation of our internal controls.

•	Improving our IT infrastructure on an enterprise-wide basis.
Accordingly, we believe that we have addressed the specific accounting issues that led to the restatement. In addition, we believe we have improved, and are in the process of further improving, our infrastructure, personnel, processes and controls to help ensure that we are able to produce accurate financial statements on a timely basis.
The Company will, in future filings disclose and describe any specific additional steps it has taken to strengthen its internal controls over financial reporting and revenue recognition which was the subject of the material weaknesses identified in fiscal 2004.

Securities and Exchange Commission
Re: OmniVision Technologies, Inc.	March 15, 2006
Form 10-Q for the Quarter Ended October 31, 2005
Condensed Consolidated Financial Statements, page 3
Notes to Condensed Consolidated Financial Statements, page 6
Note 5. Long-term Investments, page 11
-VisEra Technologies Company, Ltd., page 12
4. We note that you amended your joint venture agreement with Taiwan Semiconductor Manufacturing Company (TSMC) in August 2005 which resulted in the consolidation of the entity’s results during the three months ended October 31, 2005. We further note that you have a 50% interest in this joint venture. Please tell us and revise future filings to explain your basis in GAAP for consolidating this entity. We may further comment after receiving your response.
We based our decision to consolidate VisEra Technologies Company, Ltd. (“VisEra”) on FIN 46 and we will make specific reference to FIN 46 in our future filings.
The Company supplementally advises the Staff that both the original agreement and the Amended and Restated Shareholders’ Agreement between the Company and TSMC (the “Amended VisEra Agreement”) provide that the Company and TSMC shall have equal equity ownership interests in VisEra and the disclosures in our public filings have referred to equal ownership interests. We have not specifically referred to a percentage ownership since this percentage has changed and will change as the various milestones in the Amended VisEra Agreement are met. As a result of the additional investment that the Company and TSMC made in VisEra during the quarter ending October 31, 2005, the Company’s and TSMC’s interest each increased from 25% to 42.9%.
Upon the formation of VisEra in October 2003, the Company and TSMC capitalized VisEra with $1.5 million each, and at such time VisEra had yet to commence its planned business operations. In the first phase of its operations, as anticipated, VisEra’s business consisted of managing third-party sourcing of back-end services. The capital infused into the entity at formation was sufficient to sustain the operations of the entity for the services provided.
VisEra was formed with the intention of providing manufacturing services to both the Company and other customers of TSMC. It was not formed for the purpose of engaging in securitizations, asset-backed financings or single-lessee leasing arrangements. As such, under the guidance in paragraph 4(h) of FIN 46R (the Standard), the Company determined it was not necessary to evaluate VisEra to determine if it was a variable interest entity (VIE) at formation. Nonetheless, if it had evaluated VisEra under the Standard, the Company believes that it would not have been required to consolidate

Securities and Exchange Commission
Re: OmniVision Technologies, Inc.	March 15, 2006
VisEra because VisEra did not meet the conditions specified in paragraph 5(c) of FIN 46 and therefore was not a VIE. However, the Company also believed that in conjunction with each planned future funding event, it would be required to reconsider whether VisEra was a VIE.
The board of directors of VisEra, consisting of three members, consists of one member from each of TSMC and the Company, and a third board member nominated by mutual agreement between TSMC and the Company.
In August 2005, in part to enable VisEra to purchase an investment in XinTec, a company in which the Company already held an ~8% interest, the Company and TSMC entered into an Amended and Restated Shareholders’ Agreement under which the parties agreed to amend certain terms of the original joint venture agreement, and each made additional equity cash contributions to VisEra of $7.5 million.
As a result of the additional funding, the Company reconsidered whether VisEra qualified as a VIE. The Company supplementally advises the Staff that, at the time of this review, VisEra was dedicating 100% of its time to managing third-party sourcing of back-end services for the Company. And although this was neither anticipated nor intended at the start of the venture, through the second quarter of the Company’s fiscal year, VisEra derived 100% of its revenue from the Company. Since VisEra derived all of its revenues from the Company, this triggered the scope criteria in paragraph 4(h)(2) of the standard as “substantially all of the activities either involve or are conducted on behalf of the Company”. The Company was VisEra’s only customer, the Company was significantly involved in the pricing and cost of such back-end services, and VisEra was effectively on a cost plus basis with the Company. The Company does not expect that the way it works with VisEra on the third-party sourcing of back-end services will change. If the Company were to discontinue its relationship with VisEra, which it has no intention of doing, such discontinuation would cause VisEra to experience immediate and significant financial difficulties.
Next, the Company revisited the characteristics of a VIE in paragraph 5 of FIN 46R to determine if VisEra met the definition of a VIE. The last of these characteristics in paragraph 5(c) states that a VIE exists if “(i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.”

Securities and Exchange Commission
Re: OmniVision Technologies, Inc.	March 15, 2006
In order to satisfy this condition, the Company’s voting interest must be disproportional to its economic interest. Under both the original joint venture agreement and the Amended VisEra Agreement, the Company’s equity interests and voting rights are equal to those of TSMC. Each company also shares equally in the venture’s profits and losses. However, because under the new agreement, VisEra acquired a significant interest in XinTec, a provider of back-end services in which the Company already had a separate interest, and of which the Company is by far the biggest customer, the new agreement may be considered to have altered the economic interest of the two parties. The Company is VisEra’s key customer and without ongoing orders from the Company for managing third-party sourcing of back-end services, VisEra would not remain a viable business enterprise, thus creating a variable interest.
In addition, the Company considered whether it was the primary beneficiary of the joint venture. Paragraphs 14 and 15 of FIN 46R define a primary beneficiary as an enterprise that has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. The Company believes that a direct or indirect ability to make decisions that significantly affect the activities of a variable interest entity is a strong indication that an enterprise has one or both of the characteristics that would require consolidation of the variable interest entity. Since substantially all of VisEra’s business is dependent on the Company, the Company has a decisive influence over VisEra and thus has decisive influence over VisEra’s profitability. As such, the Company should be regarded as the primary beneficiary in the joint venture.
As a result of the foregoing factors and the additional investment made pursuant to the amendment of the original joint venture agreement, the Company believes that VisEra is a VIE, that it has met the criteria of FIN 46, par. 5(c) and that consequently it should consolidate the results of VisEra. In addition, the Company believes that it should consolidate VisEra because it is the primary beneficiary of VisEra’s business and because substantially all of the activities of VisEra are conducted on behalf of the Company.
* * * * * * * *
As you requested in your letter, and in connection with our responses to your letter, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Re: OmniVision Technologies, Inc.	March 15, 2006
     Please direct any further questions or comments to me at (408) 542-3188, or to our General Counsel, Ms. Vicky Chou at (408) 542-3005. In addition, we request that you provide a facsimile of any additional comments you may have to us at (408) 542-3179. Thank you for your assistance.

Very truly yours,
OmniVision Technologies, Inc.

/s/ Peter V. Leigh

Peter V. Leigh
Vice President Finance & CFO

PVL/jy.

cc:	Shaw Hong; Vicky Chou / OmniVision Technologies, Inc. Tye Thorson; Tendai Nyamuchengwa / PricewaterhouseCoopers Mark Baudler; Chris Fennell / Wilson Sonsini Goodrich & Rosati, P.C.